Exhibit 99.1

FOR RELEASE

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 22, 2015 – Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $1.7 million, or $0.12 per share, for the third quarter of 2015, an increase of $0.1 million, or $0.01 per share, compared to the third quarter of 2014. For the nine months ended September 30, 2015, the Company reported Net Income of $17.0 million, an 11.1% increase over Net Income of $15.3 in the same nine-month period in 2014. Earnings Per Share (EPS) for the nine months ended September 30, 2015 were $1.22, an increase of $0.12 per share, compared to EPS of $1.10 for the same period of 2014. The Company’s earnings for 2015 were driven by increases in natural gas and electric sales and margins, partially offset by higher net operating expenses.

“We continue to produce sustained and predictable growth in earnings per share and Net Income,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We are strengthening our distribution infrastructure and expanding our natural gas utility business, which combined with our ongoing regulatory agenda, are driving consistent growth for the Company.”

Natural gas sales margins were $16.2 million and $73.1 million in the three and nine months ended September 30, 2015, respectively, resulting in increases of $1.0 million and $5.1 million, respectively, compared to the same periods in 2014. The increases in the third quarter and the nine month period reflect higher natural gas distribution rates and higher unit sales volumes. For the nine months ended September 30, 2015, gas therm sales increased 4.0%, compared to the same period in 2014. The increase in gas therm sales in the Company’s utility service territories was driven by the colder winter weather in the first quarter of 2015 compared to 2014 coupled with strong growth in the number of customers. Based on weather data collected in the Company’s service areas, there were 2.7% more Heating Degree Days (HDD) in the first nine months of 2015 compared to the same period in 2014 and 13.3% more HDD than normal. Estimated weather-normalized gas therm sales were up 3.3% in the first nine months of 2015 compared to the same period in 2014. As of September 30, 2015, the number of total natural gas customers served has increased by 1.4% in the last twelve months.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margins were $22.2 million and $63.9 million in the three and nine months ended September 30, 2015, respectively, resulting in a decrease of $0.4 million and an increase of $3.2 million, respectively, compared to the same periods in 2014. For the third quarter, the decrease in electric sales margin reflects lower electric demand billing unit sales to Commercial & Industrial customers. For the nine month period, the increase in electric sales margin primarily reflects higher electric distribution rates and total electric unit sales. Electric kWh sales increased 1.1% and 0.5% in the three and nine month periods ended September 30, 2015 compared to the same periods in 2014.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.6 million and $4.7 million for the three and nine months ended September 30, 2015, respectively, representing increases of $0.1 million and $0.2 million, respectively, compared to the same periods in 2014.

Operation and Maintenance (O&M) expenses decreased $0.1 million and increased $0.7 million for the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014. The decrease in the three month period reflects lower utility operating expenses of $0.9 million and lower professional fees of $0.4 million, partially offset by higher compensation and benefit costs of $1.2 million. The increase in O&M expenses in the nine month period reflects higher compensation and benefit costs of $2.4 million, partially offset by lower professional fees of $1.1 million and lower all other utility O&M costs, net of $0.6 million.

Depreciation, Amortization, Property Taxes and other expenses increased $0.8 million and $3.0 million in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2014, reflecting higher utility plant assets in service and an increase in the amortization of storm restoration costs of $0.7 million in the nine month period. The amortization of storm restoration costs is recovered in current electric rates and reflected in electric sales margin.

Interest Expense, net increased $0.5 million and $1.8 million in the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014, reflecting higher levels of long-term debt and lower interest income on regulatory assets.

Income Taxes decreased $0.6 million and increased $1.3 million for the three and nine months ended September 30, 2015 compared to the same periods in 2014. The decrease reflects

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

research and development tax credits recognized by the Company in the third quarter of 2015, as well as lower pretax earnings in the third quarter of 2015 compared to the same period in 2014. The increase in the nine month period reflects higher pre-tax earnings.

At its January 2015, April 2015, July 2015 and October 2015 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.35 per share, resulting in an increase in the effective annual dividend rate to $1.40 per share from $1.38 per share. These dividend declarations continue an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2015 results on Thursday, October 22, 2015, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 102,700 electric customers and 77,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2015 and 2014 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2015	2014	Change	2015	2014	Change
Gas Therm Sales:
Residential	2.6	2.7	(3.7%)	36.3	34.5	5.2%
Commercial/Industrial	23.4	22.3	4.9%	133.6	128.9	3.6%

Total Gas Therm Sales	26.0	25.0	4.0%	169.9	163.4	4.0%

Electric kWh Sales:
Residential	185.5	183.6	1.0%	528.4	532.5	(0.8%)
Commercial/Industrial	274.8	271.8	1.1%	765.0	754.3	1.4%

Total Electric kWh Sales	460.3	455.4	1.1%	1,293.4	1,286.8	0.5%

Gas Revenues	$21.7	$20.9	$0.8	$149.6	$139.3	$10.3
Cost of Gas Sales	5.5	5.7	(0.2)	76.5	71.3	5.2

Gas Sales Margin*	16.2	15.2	1.0	73.1	68.0	5.1

Electric Revenues	51.4	54.2	(2.8)	170.1	162.2	7.9
Cost of Electric Sales	29.2	31.6	(2.4)	106.2	101.5	4.7

Electric Sales Margin*	22.2	22.6	(0.4)	63.9	60.7	3.2

Usource Revenues	1.6	1.5	0.1	4.7	4.5	0.2

Total Sales Margin:	40.0	39.3	0.7	141.7	133.2	8.5

Operation & Maintenance Expenses	16.8	16.9	(0.1)	50.0	49.3	0.7

Depreciation, Amortization, Property Taxes & Other	15.9	15.1	0.8	47.3	44.3	3.0

Interest Expense, net	5.5	5.0	0.5	17.3	15.5	1.8

Income Before Income Taxes	1.8	2.3	(0.5)	27.1	24.1	3.0
Income Tax Expense	0.1	0.7	(0.6)	10.1	8.8	1.3

Net Income	$1.7	$1.6	$0.1	$17.0	$15.3	$1.7

Earnings Per Share	$0.12	$0.11	$0.01	$1.22	$1.10	$0.12

* Non-GAAP measure.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com